Exhibit 12.1

Independence Contract Drilling, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Loss before income taxes	$(7,529)	$(24,011)	$(21,976)	$(8,205)	$(31,526)	$(3,879)
Add: Fixed charges	2,782	4,398	4,004	5,370	3,688	1,360
Add: Amortization of capitalized interest	73	139	135	104	40	2
Less: Capitalized interest	(168)	(126)	(138)	(857)	(1,021)	(382)

Total earnings, as defined	$(4,842)	$(19,599)	$(17,975)	$(3,588)	$(28,819)	$(2,899)

Fixed charges, as defined:
Interest expense, net of capitalized interest (1)	$1,881	$2,983	$3,045	$3,254	$1,648	$257
Capitalized interest	168	126	138	857	1,021	382
Portion of rental expense which represents interest factor	733	1,289	821	1,258	1,019	721

Total fixed charges, as defined	$2,782	$4,398	$4,004	$5,370	$3,688	$1,360
Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A	N/A	N/A

(1)   Interest expense includes amortized capitalized expenses related to indebtedness.

(2)   Earnings were inadequate to cover fixed charges by $7.6 million for the six months ended June 30, 2018 and $24.0 million, $22.0 million, $9.0 million, $32.5 million and $4.3 million for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.